Bullish

Bullish 2Q 2026 Shareholder Update

August 13, 2026

Disclaimer

Non-IFRS financial measures and key performance indicators

This communication includes certain financial measures that are not recognized by the International Financial Reporting Standards ("IFRS"). These non-IFRS financial measures are "adjusted transaction revenue," "subscription, services & other revenue," "adjusted revenue," "adjusted operating expense," "adjusted net income / (loss)" and "adjusted EBITDA," "gross liquid assets" and "net liquid assets." These non-IFRS financial measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. We believe these non-IFRS financial measures provide useful information to management and investors regarding certain financial and business trends. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments about which items of expense and income are excluded or included in determining these non-IFRS financial measures. Refer to the Appendix for further details and a reconciliation of the non-IFRS financial measures presented to their most directly comparable IFRS financial measures.

This communication also provides our forward-looking "adjusted transaction revenue," "subscription, services & other revenue, " "adjusted revenue," "adjusted operating expense," "adjusted EBITDA," and "adjusted net income" guidance for the upcoming fiscal quarter. Information reconciling upcoming fiscal quarter "adjusted transaction revenue," "subscription, services & other revenue, " "adjusted revenue," "adjusted operating expense," "adjusted EBITDA," and "adjusted net income" to the most directly comparable IFRS financial measures is unavailable to us without unreasonable effort due to the high variability, complexity and lack of visibility in making accurate forecasts and projections to certain reconciling items. These items cannot be reasonably and accurately predicted without the investment of undue time, costs and other resources, and accordingly, no reconciliation of the forward-looking non-IFRS financial measures is included. These reconciling items could be material to our actual results for the period.

In addition, management is providing forward-looking guidance on the following key performance indicator, Trading Volume, for the upcoming fiscal quarter. Refer to the Appendix in this communication for definitions of key performance indicators.

Mark-to-Market — Digital asset prices are subject to extreme volatility, and our holdings of digital assets and other balance sheet items fluctuate constantly in the ordinary course of business. You should not assume that the amounts depicted in this presentation as "mark-to-market" as of June 30, 2026 reflect the actual holdings or balances as of such date or any other date subsequent to June 30, 2026.

Additional information

This communication should be read together with the accompanying earnings press release, available on our Investor Relations website investors.bullish.com.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as "believe," "intend," "plan," "may," "will," "expect," "should," "could," "anticipate," "estimate," "predict," "project," or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements. Such statements include, without limitation, statements relating to the acquisition of Equiniti, the status of pending regulatory approvals and integration efforts, the future financial or operating performance, business strategy, and potential market opportunity of Bullish, Equiniti or the combined companies; our expected financial or operating performance, including for the upcoming fiscal quarter and fiscal year end; our business strategy and potential market opportunities; current and prospective products, services or acquisitions; trends in, demand for, and growth and market size of, the digital assets industry; the breadth and timing of onchain adoption; expectations regarding relationships with clients and third-party business partners and overall business momentum; our plans and expectations related to tokenization and the growth and adoption of tokenized securities and blockchain technology; competition in our industry; the regulatory and legal environment, including regulatory proceedings or approvals; and general economic and business conditions.

Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by us, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited to: the satisfaction of the conditions to closing the acquisition of Equiniti in the anticipated timeframe or at all; the failure to obtain necessary regulatory approvals; the ability to realize the anticipated benefits of the combination; the ability to successfully integrate the business; litigation or regulatory actions related to the acquisition and combination; disruption from the acquisition and combination and its impact on our ability to grow our business and operations, including in new geographic locations; the costs or expenditures associated therewith; intense competition in our industry, including from unregulated and less-regulated entities and platforms; our ability to execute our business strategy and grow our business and operations, including in new geographic locations; our ability to develop, launch and improve our products and services and their adoption; our ability to attract and retain customers; the evolving rules and regulations applicable to digital assets, tokenization and our products and services; our ability to obtain and maintain regulatory approvals and stay in compliance with laws and regulations, and the costs of doing so; evolution and adoption of digital assets; interest rate fluctuations and digital asset price volatility; changes in, or unexpected, costs to operate our business; cybersecurity risks, including with respect to digital assets custody; disruptions to information and technology systems, blockchain networks and third-party services on which we rely; changes in general market, political or economic conditions; and other risks and uncertainties set forth in the section entitled "Risk Factors" in our 20-F dated March 9, 2026 filed with the Securities and Exchange Commission ("SEC"), as well as potential risks and uncertainties disclosed in our other filings with the SEC. We may not actually achieve the performance, plans, or expectations disclosed in our forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth therein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake any duty to update forward-looking statements.

Trademarks

"Bullish", "CoinDesk", and related word marks and logos are our registered or common law trademarks, service marks or trade names. All third-party trademarks referenced in this communication are property of their respective owners, the use of which does not imply endorsement.

Speaking Today



Tom Farley

Chief Executive Officer



David Bonanno

Chief Financial Officer

2Q 2026 Earnings

Total Trading Volume	Spot Trading Volume	Options Trading Volume
$131B	$113B	$9B

Adjusted Revenue	Adjusted Transaction Revenue	Subscription, Services, and Other Revenue
$93M	$30M	$63M

Adjusted EBITDA	Adjusted Net Income	Adjusted OPEX
$30M	$14M	$63M

Equiniti + Bullish: An end-to-end onchain solution

Bullish and Equiniti will together offer issuers a single solution spanning transfer agent services, tokenization, onchain trading, and indices data-solution post-closing

The complete tokenization solution

Bullish is building out a leading tokenization infrastructure solution designed for global issuers to come onchain. The cross-chain tech infrastructure is positioned to lead the industry in onchain equity adoption

Continued momentum in SS&O revenue

Steady SS&O revenue despite macroeconomic headwinds underpinned by a successful Consensus Miami event, renewed strength in liquidity services, and a multi-product agreement to launch Morgan Stanley's digital asset ETPs which drove >$400m in Q2 inflows

Increased regulatory footprint

In June 2026, Bullish announced approval from the Gibraltar Financial Services Commission (GFSC) for tokenized securities as one of the first fully regulated venues to offer secondary trading in issuer-sponsored tokenized securities

Notes:

1. *Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, and adjusted OPEX are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures*

Equiniti acquisition on track & expected to close in early 2027 with momentum building

Path to close…

Antitrust cleared

- All three merger clearances secured: US (HSR), UK (CMA), and Germany

Regulatory approvals progressing

- Change-of-control filings advancing across the US, UK, Germany, and Gibraltar

Non-core carve-out on track

- Separation of the non-core businesses is proceeding to plan
- An affiliate of Siris has exercised its previously disclosed option to acquire the following non-core business lines of Equiniti: EQ Retirement Solutions, EQ Customer Resolutions, and Lenvi

Financing in place

- ~$1.85B of debt to be assumed at close, lender consents received in ordinary course

On track to expected close in early 2027

- Regulatory approvals and integration planning are progressing on schedule

Build commercial value with a two-part pre-close plan…

Build the tokenization business

- Stand up the commercial engine
- Bring issuers and network partners aboard
- Build the go-to-market with a modern tokenization offering powered by AI & blockchain

Modernize & streamline

- Develop roadmap for convergence of Bullish and Equiniti onto a modern technology offering, using AI and automation
- Plan to deliver a faster, better, more modern experience for corporate issuers and shareholders

October 27, 2026
Tokenization Showcase at the NYSE

- ✓ Bullish + Equiniti outline the future of onchain equities
- ✓ Select issuers to discuss how they tokenize
- ✓ Blockchain partners engage with industry participants

Note: Forward-looking. The Equiniti acquisition remains subject to regulatory approvals and customary closing conditions, and is expected to close in January 2027. Pre-close activities are conducted by each company independently on an integration-planning basis.

Consensus is the glue behind a complementary product suite, sold into a shared customer base



THE #1 DESTINATION FOR DEAL FLOW

Consensus

Miami + Hong Kong · 2026

26,000+	100+	500+
attendees	countries	speakers

One integrated suite

Exchange — Liquidity — Data — Indices — Media — Consensus

Post close, Equiniti expands services: Tokenization — Transfer Agent — Investor Relations — Public Relations — Proxy — Share Plans

How one relationship becomes many

26,000+

Total Reach

26k including reps from ~10k companies attended a Consensus event in 2026

250+

Institutional Sponsors

250+ institutions sponsored Consensus in 2026, each now are CoinDesk clients

~55%

Cross-Sell

More than half of 2026 Consensus sponsor revenue comes from existing Bullish relationships

We establish the relationship at Consensus, then expand across the complementary suite

Consensus is the glue: the most influential event in digital assets, and the front door to the whole industry

Our licenses deliver more products in more regulated jurisdictions, a moat vs. the competition

Jan. 2025

Feb. 2025:
SFC Type 1 and Type 7, plus Virtual Asset Trading Platform approval

Sept. 2025

Sept. 2025+:
Open for business in 43 US jurisdictions and possess 31 State licenses, including the notoriously difficult NYDFS authorization

Sept. 2025:
BaFin MiCAR authorization for spot trading and custody (Bullish Europe GmbH)

Dec. 2025

Dec. 2025:
Live SEC-registered transfer agent

Jun. 2026

Jun. 2026:
Gibraltar's GFSC permissions trading and custody of tokenized securities

UNLOCKS TRADING OF TOKENIZED SECURITIES ON BULLISH EXCHANGE

Jul. 2026:
Received conditional approval for Bullish Prime to be a VASP from Cayman Islands' CIMA

2H 2026+

Upon Close:
Equiniti's SEC-registered and FCA-regulated transfer-agent licenses, upon close

In Process

UNLOCKING U.S. TOKENIZED SECURITIES

Broker-dealer and ATS-N

Pursuing an SEC-regulated venue for secondary trading of tokenized securities through Broker/Dealer and Alternative Trading System (for NMS Securities) licenses

UNLOCKING U.S. OPTIONS & FUTURES

NFA: Futures Commission Merchant (FCM)

Submitted application to the National Futures Association (NFA) to receive an FCM license to facilitate trading of options and futures

CFTC: DCM and DCO

Applications filed for Designated Contract Market (DCM) and Derivatives Clearing Organization (DCO) licenses to facilitate trading *and* clearing of U.S. futures and options on digital assets

Our Tokenization Opportunity

Tokenization is transforming market infrastructure, and Bullish is built to lead it

Tokenized Real-World Assets (RWAs) onchain have grown over 20x since 2024

Total value onchain, excluding stablecoins, US$ billions



$40
$30
$20
$10
$0
US$ Billions
$37.3B
+20x Growth
$1.7B
Jan '24
Apr '24
Jul '24
Oct '24
Jan '25
Apr '25
Jul '25
Oct '25
Jan '26
Apr '26
Jul '26

Asset tokenization is already happening at scale…

$290B	stablecoins, tokenized cash (+23% YoY)
$37B	tokenized RWAs onchain (~4x since 2025)
~$15B	tokenized U.S. Treasuries
#1	RWAs are the #1 perpetuals category on Hyperliquid (52% of volume)

…but TAM forecasts signal the transformation has just begun

	TAM by 2030	Market Growth
standard chartered	$4.0T+	107x
citi	$5.5T	147x
BCG	$9.4T	252x

Sources: RWA.xyz (tokenized RWAs onchain and Treasuries; user-provided series); stablecoin market cap per public trackers; Blockworks (Hyperliquid RWA perpetuals); Standard Chartered data includes $4.0T TAM forecast by 2028

Tokenization benefits issuers, investors, and market structure

FOR ISSUERS

- Heightened investor engagement through programmable corporate actions like shareholder rewards
- Programmable shares with automated corporate actions and embedded compliance
- Shareholder registry transparency
- New pockets of (24/7) liquidity

Example: Access a real-time register of your named shareholder base, communicate with this group, and incentivize continued engagement

FOR INVESTORS

- Shareholder rewards
- Programmable ownership
- Collateral mobility
- 24/7 trading and price discovery

Example: Receive incremental rewards, including discounts, tickets, or points from issuers for shares held

FOR MARKET STRUCTURE

- Instant settlement & real-time corporate actions
- Fewer intermediaries
- Greater capital efficiency
- One source of truth

Example: a stock split runs once and propagates to every holder automatically, with no cross-intermediary reconciliation

Issuer-sponsored tokenization is positioned to lead the next generation of market structure

	Issuer-Sponsored	Third-Party Issued
Legal ownership of share	Token is the share, true legal title	An IOU on a share held elsewhere
Visibility into shareholder	Named holders, real visibility	Holders invisible to the issuer
Programmability	Built into the security itself	Only at wrapper, not the share
Issuer benefit & relationship	Closer investor ties	Issuer excluded, no economics
Corporate actions & voting	Native at the register, real-time	Pass-thru; voting often lost
Settlement	Real-time / atomic	Underlying settles traditionally
Regulatory & custody	SEC and FCA transfer agent	Often offshore / unregulated

Bullish + Equiniti: a complete business model for the tokenized securities opportunity

Post-closing plans, with expected closing in early 2027

1

End-to-end tokenization

One proprietary platform from token design to market, spanning creation, programmability, compliance, custody, liquidity, distribution, data, and other value-add services

2

Unified transfer agent ledger

The register defines legal title, so the token is the real share, with 24/7 atomic settlement and SEC and FCA standing

3

Blue-chip issuers at scale

~3,000 issuers, over 30% of the S&P 500 and half the FTSE 100, at 95% logo retention and a 15-year average tenure

4

Regulated institutional exchange

Bullish's own regulated, institutional-grade exchange gives tokenized shares a native venue for compliant, 24/7 liquidity

Bullish and Equiniti deliver the ingredients necessary to drive issuer-sponsored tokenization

Bullish Standalone Financials & KPIs

2Q 2026 Update

Income statement & KPIs

Figures in $ millions, unless otherwise noted

	2Q25	3Q25	4Q25	1Q26	2Q26
Financial Metrics ($M) [1]					
Adjusted Transaction Revenue	$24.1	$26.7	$37.9	$38.0	$29.9
Subscription & Services Revenue	31.9	49.3	54.6	54.8	62.7
Revaluation of digital assets held as investments & Other [2]	1.0	0.5	0.0	0.0	0.0
Total Adjusted Revenue	**57.0**	**76.5**	**92.5**	**92.8**	**92.6**
Adjusted Operating Expenses	48.9	47.9	48.1	57.7	63.1
Adjusted EBITDA	**$8.1**	**$28.6**	**$44.5**	**$35.1**	**$29.5**
% Margin	*14.2%*	*37.4%*	*48.1%*	*37.9%*	*31.9%*
Finance Expenses	13.3	13.9	14.9	14.1	14.5
Tax effect of adjusted net income before taxes	(0.0)	(0.1)	0.1	0.0	0.0
Depreciation and amortization, other	0.8	0.9	0.6	0.8	0.8
Adjusted Net Income	**($6.0)**	**$13.8**	**$28.9**	**$20.3**	**$14.3**
% Margin	*(10.5%)*	*18.1%*	*31.2%*	*21.9%*	*15.5%*
Key Performance Indicators					
BTC Price (daily average, '000s)	$98.5	$114.4	$99.1	$76.7	$71.7
Exchange KPIs					
Annualized BTC Volatility (Spot)	35.3%	26.0%	40.5%	47.0%	38.8%
Avg. Daily Trading Vol (Spot, $M)	$1,791.1	$1,417.6	$2,228.8	$1,952.2	$1,246.4
Avg. Daily Trading Vol (Perp, $M)	$182.6	$128.0	$90.0	$105.5	$92.6
Avg. Daily Trading Vol (Options, $M)	N/A	N/A	$98.5	$128.8	$96.8
Bullish OPEX Metrics					
Headcount	406	409	414	405	394
CoinDesk Insights					
CoinDesk.com total pageviews (million)	26.4	28.7	28.5	35.5	36.4
CoinDesk.com monthly unique visitors (million)	2.9	2.7	3.0	4.4	5.3

Notes:

1. *Adjusted transaction revenue, subscription, services and other revenue and adjusted operating expenses and adjusted net income / (loss) are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures. Adjusted operating expenses exclude share-based compensation and non-recurring expenses. *FY'25 CoinDesk monthly unique visitors is a monthly average across the full year*
2. *Figures presented may not sum precisely due to rounding*

Adjusted operating expense summary

Adjusted Operating Expenses

Figures in $ millions, unless otherwise noted



End of period total Headcount
406
406
409
414
405
394
$49.2
$48.9
$47.9
$48.1
$57.7
$63.1
4.8
5.5
4.9
4.5
29.4
3.8
6.6
7.4
5.4
25.7
5.7
6.4
1.1
6.0
28.8
8.3
4.5
0.4
4.5
30.4
9.0
6.0
5.8
5.7
31.2
8.5
5.5
8.9
6.3
33.8
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
Compensation and Benefits
Information Technology and Software
Advertising, Promotion and Production
Legal and Professional Fees
Rent, Custody and Other[2]

Notes:
1. *Adjusted operating expense is a non-IFRS measure. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures. Adjusted operating expense excludes share-based compensation and non-recurring expenses*
2. *Right-of-Use assets are included in Rent, Custody, and Other Expenses*
3. *Figures presented may not sum precisely due to rounding*

Digital asset balances

Digital Asset Balances – 2Q26

	BTC[2]	ETH[2]	USDx	Other	Total[2]
Ending Price as of 06/30/2026[1]	$58,632	$1,564			
Units (in 000s)					
Digital assets held – intangible assets	18.2	1.3			
Digital assets held – inventories	1.8	8.2			
Loan and other receivable – digital assets	1.6	2.1			
Digital assets held – financial assets	–	–			
Investments in financial assets	2.2	–			
Total	**23.8**[3]	**11.6**			
USD Balance ($ Millions)					
Digital assets held – intangible assets	$1,068	$2	$50	$14	$1,134
Digital assets held – inventories	104	13	16	6	139
Loan and other receivable – digital assets	93	3	171	2	269
Digital assets held – financial assets	–	–	677	276[4]	953
Investments in financial assets	130	–	–	96[3]	226
Total	**$1,395**	**$18**	**$913**	**$395**	**$2,721**

Notes:
1. *Ending price is the implied price, which represents the total price across the primary asset and any wrapped assets for a given token*
2. *The balance total includes wrapped tokens, such as Wrapped Bitcoin and Wrapped Ethereum, which are combined with their native asset, as well as certain assets supplied to decentralized finance protocols*
3. *Includes ~600 bitcoin invested in ETFs and other financial assets during 2Q 2026*
4. *Represents USD denominated investments in yield-bearing liquidity pools.*
5. *Figures presented may not sum precisely due to rounding*

Net Liquid Assets & Cash Flow

Figures in $ millions, unless otherwise noted



$87
$1,134
$953
$139
$226
$269
$2,807
($207)
($499)
$2,102

	Cash and Cash Equivalents	Digital Assets Held - Intangible Assets	Digital Assets Held - Financial Assets	Digital Assets Held - Inventories	Investments in Financial Assets	Loan & Other Receivable Digital Assets	Gross Liquid Assets	On Exchange Capital	Borrowings and Borrowings from related parties	Net Liquid Assets as of 06/30
Cash	$87	–	–	–	–	–	$87	($8)	–	$79
Debt	–	–	–	–	–	–	–	–	(499)	(499)
Stablecoins	–	50	677	16	–	171	913	(76)	–	837
BTC [1]	–	1,068	–	104	130	93	1,395	(104)	–	1,291
ETH [1]	–	2	–	13	–	3	18	(13)	–	5
Others	–	14	276[2]	6	96	2	395	(6)	–	388

Notes:
1. *Assumes BTC and ETH price of $58,632 and $1,564 as of 6/30/26, respectively*
2. *Represents USD denominated investments in yield-bearing liquidity pools*
3. *Figures may not sum precisely due to rounding*

Adjusted Fully Diluted Shares Outstanding & Adjusted Diluted EPS

($ in millions, except per share data)	Weighted Average 2Q '26
Reconciliation of Weighted Average "WA" Shares to Adjusted Diluted WA Shares:	
Weighted average shares of common stock outstanding — Basic	151.7
Assumed exchange of all outstanding Participating Securities [1]	6.6
Adjusted diluted WA shares outstanding	158.3
Adjusted Net Income	**$14.3**
Adjusted Diluted EPS	**$0.09**
EPS: Net income attributable to BLSH	
Numerator:	
IFRS Net income (loss) attributable to Owners of the Group	(270.2)
Net income (loss) attributable to Owners of the Group — Basic and Fully Diluted	**($270.2)**
Denominator:	
Weighted average shares of common stock outstanding — Basic	151.7
Dilutive effect of stock options (net of TSM) [2]	2.4
Dilutive effect of RSUs	0.0
Dilutive effect of Participating Securities [1]	6.6
Net TRP warrant dilutive impact [3]	–
Weighted average shares outstanding — Fully Diluted [2]	**160.7**
Earnings per share — Basic	**($1.78)**
Earnings per share — Fully Diluted	**($1.78)**

Notes:

1. *Participating Securities refers to BMC1 units (OS equivalent) held by Tom Farley and David Bonanno per the 20-F*
2. *Assumes 2Q 2026 weighted average close price for BLSH of $34.77 for treasury stock method in the calculation of adjusted fully diluted shares outstanding*
3. *The Trading Rewards Program ("TRP") is a targeted initiative designed to accelerate Bullish's market share growth — see slide 16 for program mechanics and warrant detail*
4. *Figures presented may not sum precisely due to rounding*
5. *See Definition of Certain Metrics for additional details*

Adjusted Fully Diluted Weighted Average Shares sensitivity table

Adjusted Fully Diluted Weighted Average Shares (in millions)	
Assumed Average Share Price	**2Q 2026**
$20.00	159.2
$25.00	159.8
$30.00	160.2
$35.00	160.7
$40.00	161.0
$45.00	161.5
$50.00	162.0
$55.00	162.4
$60.00	162.7
$65.00	163.0
$70.00	163.3
$75.00	163.5
$80.00	163.7

Notes:
1. *Uses actual 2Q 2026 weighted average balances for basic shares, options (by tier), RSUs, participating securities, and TRP warrants*
2. *The TRP is a performance-based incentive program extended to eligible Bullish Exchange participants, structured as a mix of warrant and cash awards and subject to modification of its terms and conditions from time to time at Bullish's sole discretion. The TRP began in November 2025 and has a minimum duration of 27 months. The warrants awarded under the TRP have a $41.96 strike price, 7-year expiry and will vest over 3 years. The warrant expense is a non-cash item added back in the calculation of Adjusted EBITDA. As of 6/30/2026, 1.5 million warrants have been awarded to date. Cash awards are amortized over the full life of the program and reflected in adjusted results.*
3. *See Definition of Certain Metrics for additional details*

Post-Quarter Bullish Standalone Performance

July 2026 exchange update

Monthly Metrics Report for July 2026 (Unaudited)

Monthly Metrics Report for July 2026 (Unaudited)

	2025						2026						
	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	June	July
(B - in billions)													
Trading Volume ($B)													
Spot - BTC	20.8	18.2	16.4	38.2	38.4	25.9	22.5	41.8	29.1	20.9	16.8	26.9	16.7
Spot - ETH	11.1	12.8	8.8	15.1	14.1	9.6	8.4	12.9	8.0	5.4	3.4	4.9	3.0
Spot - Stablecoin	12.9	8.6	8.1	19.6	18.4	13.8	11.2	19.0	13.2	9.6	7.4	10.8	7.3
Spot - Other	4.0	4.6	4.1	4.6	4.4	2.9	3.4	3.7	2.7	2.1	2.5	2.9	2.2
Total Spot	**48.8**	**44.3**	**37.3**	**77.5**	**75.3**	**52.2**	**45.4**	**77.4**	**52.9**	**38.0**	**30.0**	**45.5**	**29.1**
Options		0.0	0.0	0.0	2.8	6.2	4.8	3.6	3.2	5.6	0.9	2.3	0.2
Perpetual	5.0	4.6	2.2	3.0	2.7	2.6	2.0	3.1	4.4	3.4	2.0	3.1	1.5
Total Trading Volume	**53.8**	**48.8**	**39.6**	**80.5**	**80.8**	**61.1**	**52.2**	**84.1**	**60.4**	**46.9**	**32.9**	**50.9**	**30.7**
Average Trading Spread (bps)													
Spot	1.76	2.55	1.96	1.75	1.94	1.82	1.74	2.22	2.01	2.05	2.40	2.84	2.71
Options		1.00	0.93	1.29	1.34	1.66	1.95	2.42	1.86	2.50	1.65	0.59	1.09
Perpetual	(0.80)	(0.65)	0.21	(2.67)	(0.13)	(0.30)	(0.61)	0.37	0.09	(0.08)	(0.12)	(0.14)	1.21
Average Trading Spread	**1.52**	**2.25**	**1.86**	**1.59**	**1.85**	**1.71**	**1.67**	**2.16**	**1.86**	**1.95**	**2.23**	**2.56**	**2.62**
Monthly Average Volatility													
BTC	27%	28%	23%	38%	45%	39%	33%	61%	48%	35%	28%	47%	32%
ETH	54%	60%	42%	58%	68%	53%	46%	82%	60% [2]	44%	36%	67%	44%

Notes:

1. *Figures presented may not sum precisely due to rounding*
2. *The March 2026 ETH volatility figure has been revised from 46% to 60% to reflect updated market data; no Bullish financial metrics were affected*

Updated FY26 guidance

Incorporating 2026 year-to-date results *(Figures in $ millions, unless otherwise noted)*

Q2 2026 Actuals		Updated FY 2026 Guidance: High	Updated FY 2026 Guidance: Low
Adjusted Revenue ($M)			
Adjusted Transaction Revenue	29.9		
Subscription, Services and Other	62.7	245.0	225.0
Total Adjusted Revenue	**92.6**		
Adjusted EBITDA ($M)			
Adjusted Operating Expenses	63.1	230.0	225.0
Total Adjusted EBITDA	**29.5**		
Adjusted Net Income ($M)			
Tax effect of adjusted net income before taxes	0.0		
Depreciation and amortization, other	0.8		
Finance Expenses	14.5	60.0	52.0
Adjusted Net Income ($M)	**14.3**		

Notes:

1. *Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, and adjusted OPEX are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures*
2. *Figures may not sum due to rounding*

Equiniti Primer

Equiniti brings an irreplicable blue-chip client base and privileged market position to Bullish

MISSION-CRITICAL SERVICES

Service	Highlight
Registrar & Transfer Agent System of record for US and UK issuers: registration, recordkeeping and IPOs	~30% S&P 500 ~50% FTSE 100
EQi Brokerage & Custody The only transfer agent with its own UK-regulated retail brokerage	Trading & custody
Employee Share Plans Plan admin & participant servicing at scale for global employers	Feeds qualified HNW to EQi
Investor Relations & Proxy Proxy solicitation, AGMs, activism defense and market intelligence	D.F. King · Notified
Media & Communications Newswire distribution, online newsroom and media-contacts database.	Issuer communications at scale

THE FULL EQUINITI FRANCHISE

Equiniti holds the raw materials, the issuers, for true issuer-sponsored tokenization.

A duopoly with high barriers to entry, sticky recurring revenue, and margin upside as legacy processes modernize.

~3,000
Corporate issuers

~15,000
Corporate clients

~20M+
KYC'd shareholders

$500B+
Payments / year

~95%
Logo retention

15+
Avg. client tenure (yrs)

Notes:
1. *Source: Internal data; figures approximate*
2. *Equiniti acquisition subject to regulatory approvals and customary closing conditions; target close Jan 2027*

Appendix A. Equiniti

2026E Equiniti standalone financial outlook

Pre-Close / Pre-Synergy 2026E Outlook

Equiniti Standalone	Low	Base	High
Issuer & Holder Services	$670	$685	$705
Interest Income	$220	$230	$240
Total Revenue	**$890**	**$915**	**$945**
Adjusted OPEX	($490)	($505)	($525)
Capital Expenditures	($60)	($65)	($70)
EQ Adjusted EBITDA Less Capex[1]	**$340**	**$345**	**$350**

1. *See Definition of Certain Metrics for additional details*

We reiterate the 2027E-2029E combined medium-term outlook

Revenue Growth

- 6-8%+ combined annual revenue growth, 2027E-2029E
- Growth targeted to accelerate over the medium-term outlook
- 20% growth from Tokenization & Blockchain Services
- Equiniti flat to low-single-digit traditional transfer agent revenue and interest income
- 2029E exit growth rate targeted at 8%+

Cost Optimization

- $25-50M in annualized net cost takeouts vs. combined 2026E base, targeted by 2029E
- Cost synergies front-loaded during the medium-term outlook
- Interest expense broadly in-line with 2026E levels
- Medium-term outlook net effective tax rate ~20%

Profitability

- EBITDA Less Capex expected to grow ~$100M+ per year during the medium-term outlook
- 2029E exit run-rate EBITDA Less Capex margin target of ~50%+
- Cumulative FCF of ~$1B+ from 2027E through 2029E
- EPS growth of ~20% throughout the medium-term outlook

6-8%+	$25-50M	~$100M+	~50%+	~$1B+
Annual Revenue Growth	Net Cost Takeouts vs. Combined 2026E	EBITDA Less Capex Growth Per Year	2029E Adjusted EBITDA Less Capex Exit Margin	Cumulative FCF 2027E-2029E

1. *2027E-2029E figures represent directional targets, not financial guidance*
2. *Actual results are subject to closing conditions, integration execution, and market factors*
3. *See Definition of Certain Metrics for additional details*

UK dematerialization: a structural opportunity trending towards tokenization

WHAT IT IS

The UK is considering phasing out paper share certificates, moving all shares into fully digital form.

THE TAKEAWAY

Dematerialization accelerates share digitization (and tokenization) and expands ongoing dealing and issuer-service opportunities, outweighing the minimal (<2% revenue) impact from a narrow set of legacy paper-based workflows.

1 **The opportunity**

UK dematerialization is a growth unlock, bringing shares into a digital, dealable format that Bullish + Equiniti is designed to serve end-to-end with our transfer agent, brokerage, and tokenization engine

2 **We own the rails**

Demat digitizes the share register that we use to tokenize. The UK is building the end-state market structure we are designed to power

3 **Digitization is a net benefit**

Dematerialization offers opportunities to transfer agents with brokerages and tokenization capabilities. These opportunities outweigh the impact of lost legacy certificate and mail revenue, of which impacted revenue represents less than 2% of the total

> "*The dematerialisation and tokenisation initiatives should be developed side-by-side and, where appropriate, consolidated into a coherent deployment strategy to ensure that the UK's end state is consistent with tokenised market structures being developed domestically and internationally.*"
>
> **- Dematerialisation Market Action Taskforce (DEMAT), UK Implementation Plan (July 2026)**

Notes:
1. *Sources: Dematerialisation Market Action Taskforce (DEMAT), UK Implementation Plan for the Withdrawal of Paper Share Certificates (July 2026); UK Digitisation Taskforce Final Report (July 2025)*
2. *Equiniti acquisition subject to regulatory approvals and customary closing conditions; target close Jan 2027.*

Appendix B. Bullish

Bullish revenue model

Segment		Product	Formula	Revenue
SUBSCRIPTION SERVICES & OTHER REVENUE	MARKET INFRASTRUCTURE	Bullish Exchange	Volumes ✖ Spread ✚ Fees	Adjusted transaction revenue
	MARKET INFRASTRUCTURE	Bullish Liquidity Services	Subscription fee ✚ Balances ✖ Yield ✚ Performance based upside	Liquidity services revenue
	INFORMATION SERVICES	CoinDesk Indices	AUM ✖ Asset-linked fee % ✚ Indices related data revenue	Indices revenue
	INFORMATION SERVICES	CoinDesk Data	Subscribers ✖ Subscription price	Data revenue
	INFORMATION SERVICES – INSIGHTS	CoinDesk Media	# of Ads ✖ Cost per ad	Media revenue
	INFORMATION SERVICES – INSIGHTS	CoinDesk Events	# of conference attendees ✖ Ticket price ✚ Sponsorship & other revenue	Events revenue

Note: Formulas displayed represent a simplified view of Bullish revenue model

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss) (Unaudited)

	Three months ended June 30,		Six months ended June 30,	
($ in thousands, except per share data)	2026	2025	2026	2025
Digital assets sales	$ 32,585,087	$ 58,630,645	$ 84,397,834	$ 138,866,802
Cost of digital assets derecognized	(32,569,561)	(58,615,273)	(84,362,303)	(138,824,914)
Other revenues	64,951	32,292	122,433	52,596
Change in fair value of digital assets held, net	(244,614)	68,409	(804,198)	(178,353)
Net spread related income and change in fair value of perpetual futures on the Exchange	(98)	(1,989)	(63)	(5,691)
Change in fair value of investment in financial assets	(30,578)	86,359	(122,951)	14,549
Administrative expenses	(56,268)	(43,017)	(104,548)	(90,203)
Other expenses	(32,513)	(17,362)	(78,043)	(32,425)
Finance expense	(14,459)	(13,291)	(28,547)	(23,531)
Change in fair value of derivatives	22,383	(2,379)	91,580	(2,379)
Change in fair value of financial liability at FVTPL	(4,300)	(15,250)	4,200	(16,150)
Income/(loss) before income tax	$ (279,970)	$ 109,144	$ (884,606)	$ (239,699)
Income tax benefit/(expense)	(4)	(876)	(230)	(655)
Net income/(loss)	$ (279,974)	$ 108,268	$ (884,836)	$ (240,354)
Attributable to:				
Owners of the Group	(270,193)	107,513	(851,906)	(236,481)
Non-controlling interests	(9,781)	755	(32,930)	(3,873)
Net income/(loss)	$ (279,974)	$ 108,268	$ (884,836)	$ (240,354)
Other comprehensive income/(loss)				
Items that will not be subsequently reclassified to profit or loss:				
Revaluation of digital assets held as investments	30,210	478,689	3,574	378,786
Fair value gain/(loss) on financial liabilities designated as at FVTPL attributable to changes in credit risk	(8,500)	(4,350)	5,750	1,700
Items that may be reclassified subsequently to profit or loss:				
Foreign exchange differences on translation of foreign operations	(62)	1,591	(364)	2,134
Total comprehensive income/(loss)	$ (258,326)	$ 584,198	$ (875,876)	$ 142,266

Notes:

1. *Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures*
2. *Figures presented may not sum precisely due to rounding*

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss) (Unaudited) (cont'd)

($ in thousands, except per share data)	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Attributable to:				
Owners of the Group	(250,774)	576,422	(844,677)	140,104
Non-controlling interests	(7,552)	7,776	(31,199)	2,162
Total comprehensive income/(loss)	$ (258,326)	$ 584,198	$ (875,876)	$ 142,266
Weighted average number of ordinary shares for the purposes of basic and diluted earnings/(loss) per share				
Basic	151,684	113,215	151,417	113,215
Diluted	151,684	115,951	151,417	113,215
Earnings/(Loss) per share				
Basic	$ (1.78)	$ 0.95	$ (5.63)	$ (2.09)
Diluted	$ (1.78)	$ 0.93	$ (5.63)	$ (2.09)

Notes:
1. *Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures*
2. *Figures presented may not sum precisely due to rounding*

Condensed Consolidated Balance Sheets (Unaudited)

($ in thousands)	June 30, 2026	December 31, 2025
ASSETS		
Non-current assets		
Goodwill	$ 62,648	$ 63,062
Other intangible assets	29,978	31,104
Property and equipment and right-of-use assets	27,541	28,369
Deferred tax assets	2,823	2,865
Other assets	26,074	21,311
Restricted cash	5,817	5,727
Total non-current assets	$ 154,881	$ 152,438
Current assets		
Digital assets held - inventories	$ 139,131	$ 206,178
Digital assets held - intangible assets	1,133,596	1,537,071
Digital assets held - financial assets	952,626	1,037,915
Loan and other receivables - digital assets	269,111	446,481
Derivative financial instruments	—	—
Investments in financial assets	226,237	404,144
Other assets	64,687	47,502
Customer segregated cash	52,724	20,044
Restricted cash	17,106	16,839
Cash and cash equivalents	86,614	87,892
Total current assets	$ 2,941,832	$ 3,804,066
Total assets	$ 3,096,713	$ 3,956,504

Notes:

1. *Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures*
2. *Figures presented may not sum precisely due to rounding*

Condensed Consolidated Balance Sheets (Unaudited) (cont'd)

($ in thousands)	June 30, 2026	December 31, 2025
LIABILITIES		
Non-current liabilities		
Borrowings from related parties	$ 495,650	$ 505,600
Convertible redeemable preference shares	—	—
Digital assets loan payable	2,916	5,267
Lease liabilities	13,064	14,378
Deferred tax liabilities	1	18
Other payables	—	3,000
Total non-current liabilities	$ 511,631	$ 528,263
Current liabilities		
Customer segregated cash liabilities	$ 52,724	$ 20,044
Borrowings	11	49,982
Digital assets loan payable	66	334
Lease liabilities	6,446	5,524
Other payables	61,697	54,028
Derivative financial instruments	4,108	—
Total current liabilities	$ 125,052	$ 129,912
Total liabilities	$ 636,683	$ 658,175
Net assets	$ 2,460,030	$ 3,298,329
EQUITY		
Share capital and share premium	$ 5,124,909	$ 5,110,063
Option premium on convertible redeemable preference shares	—	—
Reserves	414,108	774,224
Accumulated deficit	(3,123,985)	(2,668,100)
Total shareholders' equity attributable to the owners of the Group	$ 2,415,032	$ 3,216,187
Non-controlling interests	44,998	82,142
Total equity	$ 2,460,030	$ 3,298,329

Notes:

1. *Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures*
2. *Figures presented may not sum precisely due to rounding*

Non-IFRS Measures Summarized

($ in thousands)	Six months ended June 30, 2026	Six months ended June 30, 2025
Non-IFRS Financial Measures		
Adjusted transaction revenue	$ 67,914	$ 66,114
Adjusted revenue	$ 185,423	$ 119,401
Adjusted EBITDA	$ 64,690	$ 21,246
Adjusted Net Income	$ 34,611	$ (3,782)
Adjusted Opex	$ 120,733	$ 98,155

($ in thousands)	Period ended June 30, 2026	Period ended December 31, 2025
Gross Liquid Assets	$ 2,807,315	$ 3,719,681
Net Liquid Assets	$ 2,101,571	$ 2,859,701

Notes:

1. *Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures*
2. *Figures presented may not sum precisely due to rounding*
3. *See Definition of Certain Metrics for additional details*

Reconciliation of non-IFRS measures

($ in thousands)	Six months ended June 30, 2026		Six months ended June 30, 2025	
Adjusted Transaction Revenue and Adjusted Revenue		**2026**		**2025**
Digital assets sales	$	84,397,834	$	138,866,802
Digital asset sales on venues other than Exchange		-		(333,933)
Digital asset sales - on our Exchange	$	84,397,834	$	138,532,869
Cost of digital assets derecognized - on our Exchange		(84,362,303)		(138,490,874)
Change in fair value of digital assets inventories, arising from purchase of digital assets on our Exchange		27,472		28,863
Transaction income		4,974		947
Net spread related income and change in fair value of perpetual futures		(63)		(5,691)
Adjusted Transaction Revenue	**$**	**67,914**	**$**	**66,114**
Subscriptions and services revenue		117,459		51,649
Change in fair value of investment in financial assets		—		—
Revaluation of digital assets held as investments		50		1,638
Adjusted Revenue	**$**	**185,423**	**$**	**119,401**
Adjusted EBITDA and Adjusted Net Income				
Net Income/(loss)	$	(884,836)	$	(240,354)

Notes:
1. *Figures presented may not sum precisely due to rounding*
2. *See Definition of Certain Metrics for additional details*

Reconciliation of non-IFRS measures (cont'd)

($ in thousands)	Six months ended June 30, 2026	Six months ended June 30, 2025
Adjusted to exclude the following:		
Digital asset sales on venues other than Exchange	-	(333,933)
Cost of digital assets derecognized on other venues	-	334,040
Loss/(Gain) from changes in fair value of digital assets inventories net payable to customers	216,177	92,430
Income tax expense	230	655
Finance expense	28,547	23,531
Employee share-based payment expenses	10,634	8,389
Other share-based payment expenses	23,029	-
Change in fair value of loan and other receivables - digital assets	85,379	(33,558)
Change in fair value of digital assets loan payable	(2,369)	(475)
Change in fair value of derivatives	(91,580)	2,379
Change in fair value of financial liability at FVTPL	(4,200)	16,150
Change in fair value of investments in financial assets	122,951	(14,549)
Impairment losses of digital assets held - intangible assets	532,483	148,819
Impairment of right-of-use assets	591	-
Impairment of digital assets	8,239	-
Non-recurring expenses	17,824	14,498
Depreciation and amortization	1,541	1,586
Adjusted to include the following:		
Revaluation of digital assets held as investments	50	1,638
Adjusted EBITDA	**$ 64,690**	**$ 21,246**
Finance expense	(28,547)	(23,531)
Depreciation and amortization	(1,541)	(1,586)
Tax effect of adjusted net income before taxes	9	89
Adjusted Net Income	**$ 34,611**	**$ (3,782)**

Notes:
1. *Figures presented may not sum precisely due to rounding*
2. *See Definition of Certain Metrics for additional details*

Gross and Net Liquid Assets

($ in thousands)	June 30, 2026	December 31, 2025
Digital assets held - inventories	$ 139,131	$ 206,178
Digital assets held - intangible assets	1,133,596	1,537,071
Digital assets held - financial assets (on Exchange)	59,976	84,993
Digital assets held - financial assets (off Exchange)	892,650	952,922
Loan and other receivable	269,111	446,481
Investments in financial assets	226,237	404,144
Cash and cash equivalents	86,614	87,892
Gross Liquid Assets	**$ 2,807,315**	**$ 3,719,681**
(-) Digital assets held - inventories	(139,131)	(206,178)
(-) Digital assets held - financial assets (on Exchange)	(59,976)	(84,993)
(-) Digital assets loan payable	(2,982)	(5,601)
(-) Borrowings	(11)	(49,982)
(-) Borrowings from related parties	(495,650)	(505,600)
(-) Cash on the Exchange	(7,994)	(7,626)
Net Liquid Assets	**$ 2,101,571**	**$ 2,859,701**

Notes:
1. *Figures presented may not sum precisely due to rounding*
2. *See Definition of Certain Metrics for additional details*

Reconciliation of Adjusted Operating Expense

($ in thousands)	Six months ended June 30, 2026	Six months ended June 30, 2025
IFRS Core Operating Expense to Adjusted Operating Expense		
IFRS Core Operating Expense	**$ 182,591**	**$ 122,628**
Adjusted for		
Employee stock-based compensation expense	10,634	8,389
Other stock-based compensation expense	23,029	-
Non-recurring expenses - legal and professional fees	15,573	12,383
Non-recurring expenses - compensation and benefits	1,842	2,115
Non-recurring expenses - other	409	-
Depreciation and amortization expense	1,541	1,586
Impairment of right-of-use assets	591	-
Impairment of digital assets	8,239	-
Adjusted Operating Expense	**$ 120,733**	**$ 98,155**

Notes:
1. *Figures presented may not sum precisely due to rounding*
2. *See Definition of Certain Metrics for additional details*

Definition of Certain Metrics

Adjusted transaction revenue is a non-IFRS financial measure intended to capture the fees and trading spreads earned from customers trading on our Exchange. We define adjusted transaction revenue as (i) the portion of "Digital asset sales", as reported in accordance with IFRS, attributable to digital asset sales on our Exchange, less (ii) the "Cost of digital assets derecognized" excluding such costs from sales on venues other than the Exchange, plus (iii) the change in fair value of digital asset inventories, arising from purchase of digital assets on our Exchange (included within reported "Change in fair value of digital assets held, net"), plus (iv) transaction income (included within reported "Other revenues"), plus (v) net spread related income and change in fair value of perpetual futures on the Exchange.

We exclude digital asset sales, and the related cost of digital assets derecognized, from trading activity on venues other than our Exchange. We also exclude subscription and services revenue (included within reported other revenues). In each case, this approach is intended to ensure that our adjusted transaction revenue metric reflects the core performance of our trading operations and provides a clearer understanding of our business activities on our Exchange.

While we include change in fair value of digital asset inventories, specifically the bid-offer spread earned from the purchase of digital assets on our Exchange, as part of our adjusted transaction revenue, we do not include other reported changes in fair value, such as subsequent remeasurements and mark-to-market adjustments. This is because these remeasurements, including impairment losses of digital assets held under intangible assets, are not considered part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions.

Adjusted revenue is a non-IFRS financial measure intended to reflect the revenues generated by our trading and information services and also from our investing activities. We define adjusted revenue as adjusted transaction revenue, plus (i) subscription and services revenue, which is included in reported other revenues and includes interest and revenues from CoinDesk Data & Indices and CoinDesk Media & Events, plus (ii) for periods prior to 2024 only, change in fair value of investment in financial assets, plus (iii) the net income from DeFi protocols excluding the fair value change of underlying digital assets, that is reported under OCI.

Specifically, adjusted revenue includes the fees and trading spreads earned from customers trading on our Exchange, excludes gains or losses from the remeasurement of our digital assets and includes other fees such as interest and revenue from CoinDesk Data & Indices and CoinDesk Media & Events.

Adjusted EBITDA is calculated as income/(loss) after tax adjusted to exclude:

- digital asset sales and the cost of digital assets derecognized on other venues, as these transactions do not directly reflect the core activities of liquidity provision and client facilitation on our Exchange. Excluding these is intended to ensure that our Adjusted EBITDA remains focused on the fundamental operations that drive our business;
- gains or losses from the remeasurement of our digital assets, as these assets are held to facilitate client trading rather than for proprietary trading purposes. Such remeasurement reflects mark-to-market (MTM) adjustments including the impairment losses of digital assets held under intangible assets that are not part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions. The primary focus of our business model is to provide liquidity and facilitate client transactions on our Exchange, with the key performance metric being the bid-offer spread earned from digital asset spot transactions. Including MTM adjustments would introduce volatility that is not reflective of our core operational performance and could mislead stakeholders about the true drivers of our business;
- certain non-cash charges such as share-based compensation expenses and depreciation and amortization because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations;
- provision for or benefit from income tax and finance expenses;
- change in fair value of derivatives and financial liability at FVTPL;
- the change in fair value of investments in financial assets related to digital asset funds. These investments are not central to our core operations, as they do not directly contribute to our primary business activities of liquidity provision and client facilitation. The fair value changes are primarily driven by the mark-to-market (MTM) adjustments of the underlying digital assets within the funds. Including these fair value changes would introduce volatility of digital assets that does not accurately represent the operational metrics that are indicative of our business performance. Our core operating performance focuses on providing liquidity and facilitating client transactions, and we aim to avoid taking directional trading positions;
- certain acquisition-related and integration costs associated with business combinations, various restructuring and other costs, and goodwill impairment charges, all of which are not normal operating expenses. These adjustments aid in the comparability of our results across periods. Acquisition related costs include amounts paid to redeem acquirees' unvested share-based compensation awards, legal, accounting, valuation, and due diligence costs. Integration costs include advisory and other professional services or consulting fees necessary to integrate acquired businesses. Restructuring and other costs that are not reflective of our core business operating expenses may include severance costs, contingent losses, impairment charges, and certain litigation and regulatory charges; and
- the net income from DeFi protocols, excluding the fair value change of underlying digital assets, which is a component of the "Revaluation of digital assets held as investments" under OCI. Deploying our digital assets in these protocols are a strategic component of our business model, providing additional yield and enhancing our liquidity management capabilities. Including this net income in Adjusted EBITDA reflects the performance of our investment activities and supports our focus on core operations.

Definition of Certain Metrics (Cont'd)

Adjusted EBITDA Less Capex is Adjusted EBITDA excluding funds used to acquire, upgrade, or maintain physical assets such as property, plants, buildings, technology, or equipment

Adjusted net income/(loss) is calculated as income/(loss) after tax adjusted by the same adjustment items taken into account for determining adjusted EBITDA, with further adjustment to add back finance expense and depreciation and amortization, and reduced by tax effect of the adjustments.

Adjusted operating expense is calculated by taking total operating expenses (which includes Administrative expenses and Other expenses) and excluding items we do not consider representative of our core, ongoing operating performance. These excluded items are Stock-based compensation expense, Depreciation and amortization expense, and certain non-recurring expenses.

We believe Adjusted Operating Expense is a useful supplemental measure for investors, as it provides a clearer view of our operational efficiency by removing non-cash expenses (depreciation, amortization, and stock-based compensation) and other items not indicative of ongoing business trends. Management uses this measure to assess business performance and to plan for future periods.

Subscription, services & other revenue is a non-IFRS financial measure intended to provide a comprehensive view of our diverse revenue streams beyond core transaction fees and spreads. This measure includes revenue from lending and liquidity services, such as interest earned from third-party lending arrangements like credit line facilities and margin loans, interest on our own cash and stablecoins, fees from liquidity services and promotional income, and revenues from CoinDesk services such as sponsorships, event admissions, and index data licensing fees. It also incorporates the net income from DeFi protocols (excluding any fair value changes of the underlying digital assets). This non-IFRS measure is calculated by taking "Subscription and services revenue" (as reported within the "Other revenues") and adding "Net income from DeFi protocols, excluding the fair value change of underlying digital assets" (as reported within "Revaluation of digital assets held as investments"). By consolidating these various income sources, we believe this measure offers a more distinct view of the growth and performance of our service-oriented business lines, separate from our core transaction-based revenues.

Trading volume represents the notional value of trades, i.e., the product of the quantity of assets transacted and the trade price at the time the spot transaction was executed. The quantity represents the total U.S. dollar equivalent value of matched trades transacted between a buyer and seller through our platform during the period of measurement.

Average daily volume represents the total Trading Volume for the applicable period divided by the number of trading days in such period.

Average trading spread represents total commissions earned from transactions on the Bullish Exchange for the period, expressed in basis points (bps) of the trading volume for the period. Management reviews this metric, which reflects the cost of trading on the Bullish Exchange, changes in fair value of perpetual futures, and rebates, for insight into the average revenue generated per unit of trading volume on our platform

Gross Liquid Assets is defined as the sum of (i) Digital assets held – inventories, (ii) Digital assets held – intangible assets, (iii) Digital assets held – financial assets, (iv) Loans and other receivables – digital assets (v) Investments in financial assets, and (vi) Cash and cash equivalents.

Net Liquid Assets is defined as Gross liquid assets, reduced by (i) Digital assets held – inventories, (ii) the portion of Digital assets held – financial assets on our Exchange, (iii) the portion of Cash and cash equivalents on our Exchange, (iv) Borrowings, (v) Borrowings from related parties, and (vi) Digital assets loan payable.

Adjusted Diluted Earnings Per Share "EPS" is defined as Adjusted Net Income divided by Adjusted Diluted Weighted Average Shares Outstanding. The numerator, Adjusted Net Income, is defined above. The denominator, Adjusted Diluted Weighted Average Shares Outstanding, is calculated as the basic weighted average shares of common stock outstanding determined in accordance with IFRS, plus the assumed exchange of all outstanding Participating Securities into shares of diluted weighted average shares outstanding. This adjustment reflects the fully diluted capital structure of the Company by including all equity-linked instruments that have economic participation rights. Adjusted Diluted EPS has limitations as an analytical tool and should not be considered in isolation or as a substitute for diluted earnings per share calculated in accordance with IFRS.

Adjusted Fully Diluted WA Shares Outstanding is defined as Ordinary shares outstanding plus (i) the vested and unvested portion of BMC1 Class A and Class B shares as converted into Ordinary shares (ii) the vested and unvested portion of outstanding options assuming all options are exercised for Ordinary shares (iii) the vested and unvested portion of RSUs outstanding that have not yet been delivered less (iv) the number of Ordinary shares Bullish would be able to repurchase at market price with the proceeds from the exercise of vested and unvested options.

Bullish

